EXHIBIT 99.4

SINOVAC RECEIVES GMP CERTIFICATION FOR ITS SEASONAL
INFLUENZA VACCINE, ANFLU™

Beijing China--( CCNMatthews)--Oct 27, 2005 – Sinovac Biotech Ltd. (AMEX: SVA, News), a leading Chinese biotechnology company in vaccine development and marketing, has announced that the State Food and Drug Administration (SFDA) issued a GMP (Good Manufacturing Practices) certificate for Sinovac's proprietary influenza flu vaccine, Anflu(TM). The GMP certificate is the final approval required to sell Anflu(TM) vaccine in China (PRC).

Sinovac Director and CEO Mr. Weidong Yin commented “Sinovac continues to implement its business strategy at an ever increasing tempo.  Anflu(TM) is the third product our Company has taken from R&D to sales, and we have avian flu and Japanese Encephalitis vaccines in the pipeline.”

Anflu(TM) is a modern split flu type vaccine, which typically does not produce side effects. Therefore, Anflu(TM) is much better suited to inoculating children and seniors (the two groups most at risk from influenza).

Anflu(TM) is produced in a new manufacturing facility with a full production capacity of 2 million doses of flu vaccine per year. The Company plans to build a much larger manufacturing facility of this type once it obtains financing.

Since the majority of vaccinations in China occur in September and October, Management expects Anflu(TM) will become a driver for sales in 2006.

Sinovac’s successful development of a seasonal influenza vaccine is a key element in technological transfer to the research and development of pandemic influenza vaccine (H5N1). Currently, this vaccine development is in preclinical stage. Receiving GMP certification for Anflu(TM) will act as a catalyst for Sinovac’s pandemic influenza vaccine (H5N1) development.

About Influenza

Influenza is caused by a virus that attacks mainly the upper respiratory tract – the nose, throat and bronchi, and rarely the lungs.  In the very young, the elderly and people suffering from medical conditions such as lung diseases, diabetes, cancer, kidney or heart problems; influenza poses a serious risk. In these people, the infection may lead to severe complications of underlying diseases, pneumonia and death.

Influenza rapidly spreads around the world in seasonal epidemics and imposes a considerable economic burden in the form of hospital and other health care costs and lost productivity.

The genetic makeup of influenza viruses allows frequent minor genetic changes, known as antigenic drift, and these changes require annual reformulation of influenza vaccines.

The most recent pandemics are thought to have arisen in China which has become known as the "epicenter" for the origin of pandemic influenza viruses. The 1957 epidemic (H2N2) became known as the "Asian Flu" pandemic. The 1968 (H3N2) pandemic became known as the "Hong Kong flu".

Vaccination is the principal measure for preventing influenza and reducing the impact of epidemics.

About Sinovac

Sinovac Biotech Ltd. is a world leader in the research, development, manufacture and commercialization of vaccines for endemic and pandemic viruses such as hepatitis and influenza, and for fast emerging viruses such as SARS and avian influenza (bird flu). The Company's objective is to provide Chinese children with the best vaccines in the world, and let children in the world use vaccines made in China.

Additional information about Sinovac is available on the Company website, http://www.sinovac.com

For additional information, investor newsletters and corporate updates, please email your request to: info@sinovac.com

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

SOURCE: Sinovac Biotech Ltd.

CONTACT:
Craig H. Bird
Investor Relations
(215) 782 - 8682
Toll Free: 1-866-360-8682 (North America)
sinovac@verizon.net